RICHARDSON & PATEL LLP
                            10900 Wilshire Boulevard
                                    Suite 500
                              Los Angeles, CA 90024
                            Telephone (310) 208-1182
                            Facsimile (310) 208-1154


                                 August 14, 2006


VIA EDGAR AND FACSIMILE - (202) 772-9218
----------------------------------------

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C., 20549-6010
Attn.:   Eduardo Aleman, Esq.
         Peggy Fisher, Esq.

         Re:   Composite Technology Corporation
               Registration Statement on Form S-3
               File No. 333-134652

Dear Mr. Aleman and Ms. Fisher:

      On behalf of Composite Technology Corporation (the "Company"), set forth below is the Company's responses to the comments received from the staff ("Staff") of the Securities and Exchange Commission in the letter dated July 17, 2006. We have reproduced the Staff's comments in bold type for your convenience and have followed the comment with the Company's response. References in this letter to "we," "our" or "us" mean the Company or its advisors, as the context may require.


      1. Please note that any Exchange Act filed after the date of the initial filing and prior to effectiveness of this registration statement must be specifically incorporated by reference before the filing is declared effective. Please file an amendment accordingly prior to effectiveness. Please refer to phone interpretation H.69 in the Securities Act Form S-3 section of the Division's Manual of Publicly Available Telephone Interpretations available on the Commission's website.

            Response: The Company acknowledges the Staff's comments and will file an amendment to the Form S-3 to specifically incorporate by reference all Exchange Act filings made after the date of the initial filing of this Registration Statement on Form S-3 prior to having such registration statement declared effective.

Form 10-K for fiscal year ended September 30, 2005
--------------------------------------------------

Item 9A.  Controls and Procedures, page 107
-------------------------------------------

      2. We note your response to our prior comment 4. The Singer Lewak report on page 63 does not disclaim an opinion since it expresses an opinion on both management's assessment and the effectiveness of internal controls. Please revise your disclosures on page 111 to remove the reference to the disclaimer opinion and clearly disclose the type of opinion issued or tell us why you feel the reference to the disclaimer is appropriate. We are also unclear about the reference in response number 7 that your auditors were not able to fully conclude that your internal control system was effective and in place for the entire year and thus they were required to disclaim an opinion on your internal control structure.

            Response: After further review of the Staff's comment and discussion internally within the Company, it appears that this error was the result of a drafting error. In addition, since the 10K for fiscal year ended September 30, 2005 was the Company's first instance in which SOX 404 certification was required, there was some confusion during the drafting process regarding the opinion expressed by Singer Lewak. Initially, it was thought that Singer Lewak would not have sufficient time to complete their assessment and a disclaimer of opinion was drafted. This was changed as the deadline to file approached but the disclosure was not updated in Item 9A.

            We have amended our annual report to correct and to remove the reference to the disclaimer of opinion in Item 9A.

Form 10-Q for the quarter ended March 31, 2006
----------------------------------------------

Item 4.  Controls and Procedures, page 60
-----------------------------------------

      3. We note your response to comment number 7. We also note that many of your remediation efforts were not completed until fiscal 2006 and the material weaknesses to inventory were not remediated until March 2006. Please tell us more about the timing of your remediation efforts, when these were completed and how you were able to conclude that controls were effective December 31, 2005.

            Response: This was a drafting error. The text in question was carried over from a preliminary draft of the Company's Quarterly Report on form 10Q for the three month period ended December 31, 2005, which is why it incorrectly referenced the December 31, 2005 time frame.

            We have amended our quarterly report for the three months ended March 31, 2006 on form 10Q/A to correct the date and to correct the disclosure.

Form 8-K for the EU Energy Transaction Filed June 8, 2005
---------------------------------------------------------

      4. We note your response to our prior comment 8. Since the acquisition of EU Energy is probable the financial statements and pro forma information must be filed before the registration statement on Form S-3 can be declared effective. We also note the acquisition was completed on July 5, 2006. Please provide the financial statements and pro forma information required by Rules 3-05 and 11-02 of Regulation S-X for the acquisition of EU Energy.

            Response: We have filed the financial statements and pro forma information in our Amendment to Form 8-K on August 10, 2006.


      We hope that the information contained in this letter satisfactorily addresses the comments by the Staff. Please do not hesitate to contact the undersigned by telephone at (310) 208-1182, or by facsimile at (310) 208-1154.


                              Very truly yours,
                              RICHARDSON & PATEL, LLP.


                              Kevin K. Leung, Esq.


cc:  Mr. Benton H. Wilcoxon
     Mr. D.J. Carney
     Composite Technology Corporation
     2026 McGaw Avenue
     Irvine, CA 92614